April 25, 2011
VIA EMAIL AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings

Re:	The Bon-Ton Stores, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 18, 2011 File No. 000-19517
Dear Sir or Madam:
This letter is in response to the Securities and Exchange Commission’s (the “SEC”) letter dated April 21, 2011 to Mr. M. Thomas Grumbacher, Executive Chairman of the Board of The Bon-Ton Stores, Inc. (the “Company”), containing a comment with respect to the Company’s above referenced filing pursuant to the Securities Exchange Act of 1934.
SEC Staff Comment:
Please revise the resolution that you have included to remove the implication that shareholders have the option of only “every year” in their vote for proposal three. We note the disclosure elsewhere in proposal three and in the form of proxy card that shareholders may vote for one year, two years, three years or abstain from voting.
Company Response:
The Company has revised the resolution in proposal three to remove the implication that shareholders have the option of only “every year.” The following resolution has been substituted in the filing:
“RESOLVED, that the option of once every one year, two years or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold an advisory shareholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the Securities and Exchange Commission’s compensation disclosure rules, including the

Compensation Discussion and Analysis, the tabular disclosure regarding such compensation and the accompanying narrative disclosure.”
The Company acknowledges the following:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at 717-751-3021 if you have any questions.
Very truly yours,
J. Gregory Yawman
Divisional Vice President
& Associate General Counsel

Cc:	M. Thomas Grumbacher Keith E. Plowman